Exhibit 23.4

Collarini Associates
3100 Wilcrest Drive, Suite 140
Houston, Texas 77042
Tel. (832) 251-0160 www.collarini.com

February 16, 2012

Mr. Jerry Kennedy

ATP Oil & Gas Corporation

4600 Post Oak Place, Suite 200

Houston, Texas 77027-9726

Dear Mr. Kennedy:

In accordance with your request and to enable ATP Oil & Gas Corporation (ATP) to satisfy the requirements of ATP’s annual reporting, we have estimated the proved, probable, and possible reserves and future revenue, as of January 1, 2012, to the interest of ATP in and related to certain oil and gas properties, located in the Gulf of Mexico and in the North Sea. The estimate of proved reserves and the future revenue therefrom conform to all standards and definitions promulgated in Section 210.4–10 of Regulation S - X issued by the Securities and Exchange Commission in November 1988 and amended in December 2008. Estimates of probable and possible reserves and the future revenue therefrom are optional by Regulation S - X, and are included herein at your request. It is estimated these volumes represent 99% of ATP’s total proved reserves.

As presented in the accompanying detailed projections by reservoir and by reserve category, we estimate the net reserves and future net income to the ATP Oil & Gas Corporation interest, as of January 1, 2012, in the Gulf of Mexico, to be:

	Net Remaining Reserves			Future Net Income (M$)
Reserve	Oil	Gas	NGL		Present
Category	(MBO)	(MMCF)	(MGAL)	Undiscounted	Worth at 10%
Proved
Producing	5,309	7,855	15,115	530,920	461,145
Shut-In	5,189	13,678	32,183	477,326	388,192
Behind Pipe	5,176	24,171	56,733	173,890	94,467
Undeveloped	29,273	91,660	206,789	2,732,960	1,650,932
P&A	0	0	0	-109,242	-45,478

Total Proved	44,946	137,364	310,819	4,278,025	2,972,862

Probable*
Incremental	2,012	7,251	6,345	232,750	185,010
Shut-In	2,188	14,439	33,973	310,487	239,579
Behind Pipe	7,368	-1,164	-1,570	740,739	527,067
Undeveloped	23,738	82,307	42,185	2,301,232	1,326,545
P&A	0	0	0	-11,950	3,705

Total Probable	35,306	102,832	80,933	3,573,259	2,281,905

Possible*	52,856	65,935	80,072	5,411,628	2,741,020

*	Probable and possible reserves have not been discounted for the risk associated with future recovery. See reserve definitions following this letter.

ATP Oil & Gas Corporation

February 16, 2012

Page Two

As presented in the accompanying detailed projections by reservoir and by reserve category, we estimate the net reserves and future net income to the ATP Oil & Gas Corporation interest, as of January 1, 2012, in the North Sea, to be:

	Net Remaining Reserves		Future Net Income (M$)
Reserve	Oil	Gas		Present
Category	(MBO)	(MMCF)	Undiscounted	Worth at 10%
Proved
Producing	6	5,940	39,024	31,741
Undeveloped	25,667	97,519	2,591,169	1,205,293
P&A	0	0	-78,425	-28,569

Total Proved	25,673	103,459	2,551,768	1,208,464

Probable*
Incremental	0	733	3,124	2,544
Undeveloped	10,969	59,379	1,490,595	789,624
P&A	0	0	0	1,567

Total Probable	10,969	60,112	1,493,719	793,735

Possible*	184	23,953	149,415	72,466

*	Probable and possible reserves have not been discounted for the risk associated with future recovery. See reserve definitions following this letter.

Oil volumes are generally expressed in thousands of stock tank barrels (MBO), where one barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of standard cubic feet (MMCF) at 60 degrees Fahrenheit and the contract pressure base.

Net sales, as defined in this report, are before deducting production taxes. Net income is after deducting these taxes, and after deducting future capital costs and operating expenses, but before consideration of federal income taxes. The future net income has also been shown discounted at ten percent to determine its present worth as required by Regulation S—X. This present worth is included to indicate a standard measure and is not intended to represent the market value of the property. Our estimates of future cash flows include estimates of all costs required to recover reserves.

Reserves in this report were estimated using all applicable engineering and geological data available such as, but not limited to, historic production volumes, initial flow test information, flowing tubing pressures, shut-in tubing pressures, bottom hole pressures, repeat formation test data, pressure- volume- temperature fluid analysis, geological well logs, sidewall core analysis, and whole core analysis at the time the report was conducted.

The reserve volumes and their respective classifications and categorizations were estimated by performance methods, volumetric methods, analogy, or combination of methods. Performance methods generally included decline curve analysis and material balance analysis where representative data was available. Volumetric estimates generally included a combination of geological and engineering interpretations, while analogy methods included reserve estimates from historical performance of similar wells and reservoirs in the field or nearby fields.

ATP Oil & Gas Corporation

February 16, 2012

Page Three

Proved reserve classifications were determined based on the “reasonable certainty” of recovering the estimated volumes or more. The proved reserve categorizations were based on the stage of maturity and development of the respective proved reserves.

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

Based on gross oil equivalent barrels, approximately 52 percent of ATP’s proved reserves are located in the North America, United States, Gulf of Mexico and 48 percent are located in the United Kingdom sector of the North Sea. ATP’s proved reserves are approximately 24 percent developed and 76 percent undeveloped in total. The Gulf of Mexico reserves are approximately 23 percent developed and 67 percent undeveloped. The United Kingdom reserves are approximately 9 percent developed and 91 percent undeveloped.

ATP’s Gulf of Mexico proved developed reserves are approximately 26 percent proved producing and 74 percent proved non- producing. Approximately 96 percent of the Gulf of Mexico’s proved producing reserves were estimated by performance methods and 4 percent were estimated by volumetric methods. The proved non-producing reserves were estimated 6 percent by performance methods and 94 percent by volumetric methods, while 97% of the proved undeveloped reserves were estimated by volumetric methods. These estimates are based on gross oil equivalent barrels that ATP holds an interest in.

ATP’s North Sea proved developed reserves are 100 percent proved producing. Approximately 94 percent of the North Sea’s proved producing reserves were estimated by performance and 11 percent were estimated by analogy. Approximately 35 percent of the proved undeveloped reserves in the North Sea were estimated by performance methods, 36 percent were estimated by volumetric methods and 29 percent were estimated by analogy. These estimates are based on gross oil equivalent barrels that ATP holds an interest in.

A detail description of methodology used in estimating reserves for each well and reservoir in each field is tabulated in the respective field section under “Reserve Summary” included in the detailed report.

Hydrocarbon prices used in this report are based on SEC price parameters using the average prices received on the first of each month during the 12-month period prior to the ending date of the period covered in this report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period. The product prices used to determine future gross revenue for each field were determined by applying benchmark pricing as describe above then adjusted by “differentials” only to the extent provided by SEC guidelines. These “differentials” generally adjust the benchmark prices on a field by field basis to account for product quality, transportation, and marketing. The “differentials” were provided to Collarini Associates in detail from ATP. Collarini accepted the “differentials” as factual data and did not confirm the accuracy of these adjustments. The following table summarizes by major geographic region the “average benchmark prices” and the “average realized price” after the appropriate “differentials” were applied.

ATP Oil & Gas Corporation

February 16, 2012

Page Four

		Price	Avg Benchmark	Avg Realized
Geographic Region	Product	Reference	Price	Price
North America
United States
Gulf of Mexico	Oil/ Condensate	WTI Cushing	$ 96.16/bbl	$ 104.45/bbl
	Gas	Henry Hub	$ 4.12/MMBtu	$ 4.16/Mcf

United Kingdom
North Sea	Oil/ Condensate	Brent Oil	$ 111.26/bbl	$ 108.27/bbl
	Gas	Heren Index (BNBP)	$ 9.02/MMBtu	$ 8.66/Mcf

Future development costs included in this report were provided to Collarini Associates by ATP and accepted as factual data. Collarini Associates reviewed, for reasonableness, the estimated future development cost, plug and abandonment cost and their respective timing for each well, reservoir, and field. Collarini did not, however, confirm the accuracy of these expenditures. These costs are tabulated in the respective field section under “Forecast of Expenditures” included in the detailed report. These costs are held constant and not escalated. It should be noted, as provided by ATP, the value of the ATP Innovator floating platform, located at Mississippi Canyon 711, and its associated infrastructure, is $259,398,520 as of December 31, 2011. The value is depreciated using a straight-line depreciation method over its estimated useful life. The depreciated book value is reflected in the appropriate proved category.

Operating costs are based on actual expenses, as provided by ATP Oil & Gas Corporation. Collarini did not confirm the accuracy of these expenses. These current expenses are held constant through the life of the property. These costs include processing fees where applicable. Estimated lease fuel-gas usage has been included as a reduction to produced volume in the cash flow forecast.

Collarini Associates utilized all data, appropriate methods and procedures deemed necessary to conduct and finalize this report to conform to all standards and definitions promulgated in Section 210.4-10 of regulation S – X issued by the Securities and Exchange Commission in November 1988 and amended in December 2008.

The reserves presented in this report are estimates only and should not be construed as being exact quantities. They may or may not be recovered, and if recovered, the revenues, costs, and expenses therefrom may be more or less than the estimated amounts. Because of governmental policies, uncertainties of supply and demand, and international politics, the actual sales rates and the prices actually received for the reserves, as well as the costs of recovery, may vary from those assumptions included in this report. Also, estimates of reserves may increase or decrease as a result of future operational decisions, mechanical problems, and the price of oil and gas.

All reserve estimates have been performed in accordance with sound engineering principles and generally accepted industry practice. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data, and all conclusions represent only informed professional judgments.

ATP Oil & Gas Corporation

February 16, 2012

Page Five

The titles to the properties have not been examined by Collarini Associates, nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from ATP Oil & Gas Corporation and from sources which provide publicly accessible data and are considered accurate.

A detailed environmental and mechanical inspection of the properties was not made by Collarini Associates. A visual inspection of the properties themselves was not considered necessary for the purpose of this report. No assessment of compliance with environmental regulations or future liability for site remediation was made. We are independent consultants; we do not own any interest in this property and are not employed contingent upon the value of this property. All engineering calculations and basic data used in the analysis are maintained on file in our office and are available for review.

Very truly yours, COLLARINI ASSOCIATES /s/ Mitch Reece, P.E. President MCR/tlk

Collarini Engineering Inc.

Texas Board of Professional Engineers Registration F-5660